September 11, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, NE

Washington, D.C. 20549-3628

Attention: Perry J. Hindin, Special Counsel

Re:	Highpower International, Inc.

Preliminary Statement on Schedule 14A

Filed on August 14, 2019

File No. 1-34098

Schedule 13E-3

Filed by Highpower International, Inc., Dang Yu Pan, Wen Liang Li, Wen

Wei Ma, Essence International Financial Holdings Limited et. al

Filed on August 14, 2019

File No. 5-82015

Dear Mr. Hindin:

On behalf of Highpower International, Inc. (the “Company” or “Highpower”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated August 23, 2019, with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and the Schedule 13E-3 originally filed on August 14, 2019. For your convenience, the comments of the Staff are set forth in bold and italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.

The Company is submitting, via EDGAR, an amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”), each containing changes made in response to the Staff’s comments, as well as certain updated information. We are enclosing copies of the Amended Proxy Statement and the Amended Schedule 13E-3 marked to show changes against the initial filings of the Proxy Statement and Schedule 13E-3. Page references in the responses below refer to the Amended Proxy Statement.

Capitalized terms used, but not defined herein, have the meanings assigned to such terms in the Amended Proxy Statement.

Preliminary Proxy Statement

Special Factors, page 18

1.	We note disclosure on the following pages regarding Roth’s discussions with the Special Committee related to the Rule 13e-3 transaction:

•	page 20 (describing the April 28 telephonic meeting)
•	page 21 (describing the May 20 telephonic meeting)
•	page 22 (describing the May 28 telephonic meeting)
•	page 23 (describing the June 7 telephonic meeting)

Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. While it appears the above pages include summaries of all presentations made by Roth during the special committee’s and board’s evaluation of the transaction, please file any written materials, if applicable, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that have not already been filed as exhibits. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

In response to the Staff’s comment, the Company respectfully submits, based on information provided by the Special Committee, that no written report, opinion or appraisal, whether preliminary or final, was disseminated by Roth prior to or at the meetings held on April 28, 2019, May 20, 2019, May 28, 2019 or June 7, 2019. The only written reports, opinions or appraisals disseminated by Roth to the Special Committee have been previously filed as exhibits to the Schedule 13E-3, as required by Item 1016(c) of Regulation M-A.

Recommendation of the Board of Directors, page 29

2.	We note the disclosure on page 29 that the Board “[u]nanimously…determined that the transactions contemplated by the Merger Agreement…are fair to, and in the best interests of, the Company and the Company’s stockholders.” Please revise your disclosure to expressly state whether or not the Board reasonably believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Refer to Item 1014(a).

In response to the Staff’s comments, the Amended Proxy Statement has been revised on page 29 to add “[t]he Board believes, based on its consideration of the factors described below, that the Merger is fair to the Company’s unaffiliated security holders.”

3.	We note disclosure in several locations of the proxy statement that references fairness in the context of “Public Stockholders,” defined to mean stockholders other than the Buyer Group. Please note that the staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). In responding to this comment, please refer to the preceding comment and consider whether such term applies to any other directors and officers of the Company or its affiliates who are not necessarily members of the Buyer Group or their affiliates. Disclosure regarding the Board’s fairness determination with respect to Public Stockholders, as opposed to unaffiliated stockholders, may not necessarily satisfy Item 8 of Schedule 13E-3.

As noted by the Staff, the definition of “Public Stockholders” does not exclude the Company’s directors and officers (other than those affiliated with the Buyer Group), notwithstanding that such persons are deemed to be affiliates of the Company under the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). Pursuant to the Merger Agreement, and in order to satisfy certain procedural safeguards under Delaware law (i.e., a “majority-of-the-minority” vote), approval of the Public Stockholders is required in addition to the approval of at least a majority of all outstanding shares of Common Stock entitled to vote on the Merger at the special meeting.

Notwithstanding the use of “Public Stockholders” in the Amended Proxy Statement, in response to the Staff’s comment, the Company respectfully advises the Staff that each of the Board (with the additional disclosure described in response #2 above) and the Special Committee on page 25 of the Amended Proxy Statement has affirmatively stated its belief that the Merger is fair to the Company’s unaffiliated security holders in satisfaction of Item 8 of Schedule 13E-3.

4.	Disclosure on page 29 indicates that in the course of making its determinations, the Board considered the financial analyses of Roth and the opinion of Roth, dated June 26, 2019, to the Special Committee with respect to the fairness, from a financial point of view, of the consideration to be paid to the Public Stockholders, in the Merger. In responding to this comment, please refer to the two preceding comments and advise how the Board was able to reach the fairness determination as to unaffiliated security holders, given that the financial advisor’s fairness opinion addressed fairness with respect to Public Stockholders, rather than all security holders unaffiliated with the Company.

The Company respectfully submits that a conclusion that the Merger is fair to the unaffiliated security holders of the Company is consistent with a conclusion that the Merger is fair to the Public Stockholders because (i) the unaffiliated security holders constitute a subset of the “Public Stockholders” (i.e., unaffiliated security holders are the Public Stockholders excluding the Company’s directors and officers that are not members or affiliates of the Buyer Group); (ii) no distinction was drawn for purposes of the opinion of Roth between the two groups referred to in clause (i) inasmuch as the fairness opinion addressed only the fairness of the consideration to be received by the Public Stockholders, which encompass all of the unaffiliated security holders; and (iii) the Company’s directors and officers that are not otherwise excluded as members or affiliates of the Buyer Group will receive the same consideration in the Merger as the unaffiliated security holders. We note also that, as set forth in the Amended Proxy Statement, the fairness opinion of Roth was only one factor of several relied upon by the Special Committee in forming its belief as to the fairness of the Merger to the unaffiliated security holders.

5.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Given the Board’s adoption of the Special Committee’s analyses, please revise this section to either include the factors described in clauses (iv), (vi) and (viii) of Instruction 2 to Item 1014 and Item 1014(c) and (e) or explain why such factors were not deemed material or relevant. If the procedural safeguards in Item 1014(c) and 1014(e) were not considered, please explain why the parties believe the Rule 13e-3 transaction is fair in the absence of such safeguard. In responding this comment with respect to 1014(c), please refer to our comment above regarding the definition of “Public Stockholders.”

The Company respectfully advises the Staff of the following disclosure in the Amended Proxy Statement regarding the Special Committee's and the Board's consideration of the following factors set forth in Instruction 2 to Item 1014:

(iv)        Going concern value – disclosure with respect to this factor is included (a) in the first and second bullets on page 25 of the Amended Preliminary Proxy Statement, including the reference to the financial projections discussed under “Special Factors — Certain Financial Projections” beginning on page 44 of the Amended Preliminary Proxy Statement, (b) in the fourth bullet point on page 26 of the Amended Preliminary Proxy Statement of the Special Committee’s consideration of Roth’s financial analyses, which included a discounted cash flow analysis of the Company as a going concern and (c) on page 29 of the Amended Preliminary Proxy Statement, stating that “the Special Committee considers the Company to be a viable going concern where value is derived from cash flows generated from its continuing operations.”

(vi)       Purchase prices paid in previous purchases disclosed in response to Item 1002(f) of Regulation M-A – the Amended Proxy Statement has been revised on page 30 to clarify that, “[d]uring the two years prior to the Board’s approval of the Merger and the Company’s entry into the Merger Agreement, the Company did not repurchase any shares of Common Stock . . .”

(viii)      Firm offers of which the subject company or affiliate is aware may by any unaffiliated person – the Amended Proxy Statement has been revised on page 30 to clarify that, “[d]uring the two years prior to the Board’s approval of the Merger and the Company’s entry into the Merger Agreement, . . . other than the offers from members of the Buyer Group disclosed under “Special Factors—Background,” the Company did not receive any offers (firm or otherwise) in respect of a merger, consolidation, sale of all or a substantial part of the Company’s assets or purchase of a controlling equity interest in the Company . . .”

The Company respectfully advises the Staff of the following disclosure in the Amended Proxy Statement regarding the Special Committee's and the Board's consideration of the following factors set forth in Item 1014(c) and (e) of Regulation M-A:

(c)        Approval of Security Holders – approval of the Merger by the unaffiliated security holders is not required to consummate the Merger, but, as described on pages 27-28 of the Amended Proxy Statement, the Special Committee considered the following procedural safeguard that it believed would ensure the fairness of the Merger and permit the Special Committee to represent effectively the interests of the Company’s unaffiliated security holders: “the Merger Agreement be adopted not only by the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock entitled to vote thereon, but also by the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock held by stockholders entitled to vote thereon other than the Buyer Group and its affiliates that beneficially own shares of Common Stock (i.e., a ‘majority-of-the-minority vote’).” In response to the Staff’s comment, however, additional disclosure has been included in the Amended Proxy Statement on page 28.

(e)        Approval of Directors – the Amended Proxy Statement has been revised on page 29 to clarify that “the Merger was unanimously approved by the directors of the Company who are not employees of the Company (i.e., Messrs. David Li, Joseph Fisher and Jie Wang all approved).”

As discussed in the Amended Proxy Statement and noted in the Staff's comment, the Board considered the Special Committee's analyses, conclusions and unanimous determination (including the Special Committee's consideration of the referenced factors).

Position of the Buyer Group..., page 38

6.	Refer to the preceding comment. Please revise this section to either include the factors described in Item 1014(c) and (e) or explain why such factors were not deemed material or relevant. If the procedural safeguards in Item 1014(c) and 1014(e) were not considered, please explain why the parties believe the Rule 13e-3 transaction is fair in the absence of such safeguard. In responding this comment with respect to 1014(c), please refer to our comment above regarding the definition of “Public Stockholders.”

The Company respectfully advises the Staff of the disclosure on page 40 of the Amended Proxy Statement to the effect that the Buyer Group based its belief as to the fairness of the Merger to the unaffiliated security holders, in part, on “the factors considered by, and the analysis and resulting conclusions of, the Special Committee and the Board” as discussed in the Amended Proxy Statement. The Company further advises the Staff of the following in the Amended Proxy Statement in which the Special Committee considered the following factors in Item 1014(c) and (e) of Regulation M-A (which factors the Board considered as well as disclosed in the Amended Proxy Statement):

(c)        Approval of Security Holders – approval of the Merger by the unaffiliated security holders is not required to consummate the Merger, but, as described on pages 27-28 of the Amended Proxy Statement, the Special Committee considered the following procedural safeguard that it believed would ensure the fairness of the Merger and permit the Special Committee to represent effectively the interests of the Company’s unaffiliated security holders: “the Merger Agreement be adopted not only by the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock entitled to vote thereon, but also by the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock held by stockholders entitled to vote thereon other than the Buyer Group and its affiliates that beneficially own shares of Common Stock (i.e., a ‘majority-of-the-minority vote’).” In response to the Staff’s comment, however, additional disclosure has been included in the Amended Proxy Statement on page 28.

(e)        Approval of Directors – the Amended Proxy Statement has been revised on page 29 to clarify that “the Merger was unanimously approved by the directors of the Company who are not employees of the Company (i.e., Messrs. David Li, Joseph Fisher and Jie Wang all approved.”

* * * * *

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (310) 312-4252 or by email at kblair@manatt.com.

Sincerely,

/s/ Katherine J. Blair

Katherine J. Blair

cc:	Shengbin Pan, Inc., Highpower International, Inc., Chief Financial Officer

Haoyi Yang, Director, Essence International Financial Holdings Limited, Essence

International Financial Holdings (Hong Kong) Limited, Essence International Advanced

Products and Solutions SPC and Essence International Capital Limited

Jingbo Li, Director, Essence Asset Management (Hong Kong) Limited

Mark D. Wood, Esq., Katten Muchin Rosenman LLP

Thomas F. Lamprecht, Esq., Katten Muchin Rosenman LLP

Richard V. Smith, Esq., Orrick, Herrington & Sutcliffe LLP

Jie Jeffrey Sun, Esq., Orrick, Herrington & Sutcliffe LLP

Ke Zhu, Esq., O’Melveny & Myers LLP